UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

WORLD ACCEPTANCE CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

981419 10 4

(CUSIP Number)

Thomas W. Smith
323 Railroad Avenue
Greenwich, CT  06830
(203) 661-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  981419 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 510,000
	8	SHARED VOTING POWER 2,349,826
	9	SOLE DISPOSITIVE POWER 510,000
	10	SHARED DISPOSITIVE POWER 2,349,826

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,859,826
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No.  981419 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,788
	8	SHARED VOTING POWER 2,220,876
	9	SOLE DISPOSITIVE POWER 31,788
	10	SHARED DISPOSITIVE POWER 2,256,876

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,288,664
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No.  981419 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Steven M. Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,128,726
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,128,726

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,128,726
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No.  981419 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,338,005
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,338,005

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,338,005
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON PN

Item 1.	Security and Issuer

This statement relates to the common stock, no par value (the “Common Stock”) of World Acceptance Corporation, a South Carolina corporation (the “Issuer”) whose principal executive offices are located at 108 Frederick Street, Greenville, South Carolina 29607.

Item 2.	Identity and Background

(a) - (f) This Statement is filed jointly by: (i) Thomas W. Smith, Scott J. Vassalluzzo and Steven M. Fischer, each of whom is a private investment manager; and (ii) Prescott Associates L.P. (“Prescott Associates”), a New York limited partnership for which Messrs. Smith, Vassalluzzo and Fischer are each a general partner (the persons and entities in (i) and (ii) are referred to collectively herein as the “Reporting Persons”).  The principal business of Prescott Associates is to invest in securities.  The business address of each of the Reporting Persons is 323 Railroad Avenue, Greenwich, Connecticut 06830.  The filing of this Statement shall not be deemed to be an admission that the Reporting Persons comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The Reporting Persons each disclaim beneficial ownership of the shares reported in this Statement in excess of those shares as to which they have or share voting or investment authority.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has any Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of Messrs. Smith, Vassalluzzo and Fischer is a citizen of the United States.  Prescott Associates is a New York limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration

In order to fund the purchase of the Common Stock reported herein, the Managed Accounts (as hereinafter defined) contributed in the aggregate $28,205,692 of the funds of the Managed Accounts (including $17,084,934 contributed by Prescott Associates), Mr. Smith contributed $15,458,153 of his personal funds, Mr. Vassalluzzo contributed $747,300 of his personal funds and Mr. Fischer contributed $0 of his personal funds.

Item 4.	Purpose of Transaction

As described more fully in Item 5 below, Messrs. Smith, Vassalluzzo and Fischer beneficially own 2,359,826, 2,258,664 and 2,128,726 shares of Common Stock, respectively, in their capacities as investment managers for Prescott Associates and other managed accounts (the “Managed Accounts”).  The Managed Accounts consist of investment accounts for: (i) three private investment limited partnerships (including Prescott Associates) for which Messrs. Smith, Vassalluzzo and Fischer are each a general partner, (ii) an employee profit-sharing plan of a corporation wholly owned by Mr. Smith and for which Messrs. Smith and Vassalluzzo are each a trustee, (iii) certain family members of Mr. Vassalluzzo and certain individual accounts managed by Mr. Smith and (iv) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee.  In addition, Messrs. Smith and Vassalluzzo own 500,000 and 30,000 shares of Common Stock, respectively, for their own accounts (collectively, the “Personal Shares”).  The 2,397,614 shares of Common Stock owned by the Managed Accounts (the “Managed Account Shares”) were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts.  Messrs. Smith and Vassalluzzo acquired the Personal Shares for investment purposes.

Depending upon market conditions, the availability of funds, an evaluation of alternative investments, and such other factors as may be considered relevant, each of the Reporting Persons may purchase or sell shares of Common Stock if deemed appropriate and opportunities to do so are available, in each case, on such terms and at such times as such Reporting Person considers desirable.  The Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer’s management, its board of directors, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.  In the Issuer’s proxy statement dated June 29, 2011, Mr. Vassalluzzo was included as a nominee for election as a director for its annual meeting of shareholders to be held on August 3, 2011.  Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.  In addition, each Reporting Person disclaims any obligation to report any plan or proposal known to such Reporting Person solely as a result of Mr. Vassalluzzo’s position as a director of the Issuer and his participation in such capacity in decisions involving an action or event described in clauses (a) through (j) in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           Based on information included in the Issuer’s proxy statement dated June 29, 2011, which disclosed that 15,044,065 shares of Common Stock were outstanding as of June 17, 2011, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr. Smith – 2,859,826 shares (19.0%); Mr. Vassalluzzo – 2,288,664 shares (15.2%); Mr. Fischer – 2,128,726 shares (14.1%); and Prescott Associates – 1,338,005 shares (8.9%).

(b)           Messrs. Smith and Vasszlluzzo have the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 510,000 and 31,788 shares, respectively. Mr. Fischer has the sole power to vote or to direct the vote and to dispose or to direct the disposition of no shares. Messrs. Smith, Vassalluzzo and Fischer share the power to vote or to direct the vote of  2,349,826, 2,220,876 and 2,128,726 shares, respectively.  Messrs. Smith, Vassalluzzo and Fischer share the power to dispose or to direct the disposition of 2,349,826, 2,256,876 and 2,128,726 shares, respectively.  Prescott Associates has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,338,005 shares. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the investment account.

(c)           None of the Reporting Persons has engaged in any transaction in any shares of Common Stock during the sixty days immediately preceding the date hereof.

(d)           The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Account Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           With respect to any Managed Account established for the benefit of family members or friends of a Reporting Person, the voting and investment authority accorded the Reporting Person is subject to each beneficiary’s ability, if so provided, to terminate or otherwise direct the disposition of the Managed Account.  Subject to the foregoing, and except as otherwise set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, or any finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.           Agreement relating to the joint filing of Statement on Schedule 13D dated June 29, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 29, 2011

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

/s/ Steven M. Fischer
Steven M. Fischer

PRESCOTT ASSOCIATES L.P.

/s/ Thomas W. Smith
By: Thomas W. Smith
Its: General Partner

 Exhibit 1

Joint Filing Agreement

The undersigned agree that the foregoing Statement on Schedule 13D, dated June 29, 2011, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  June 29, 2011

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

/s/ Steven M. Fischer
Steven M. Fischer

PRESCOTT ASSOCIATES L.P.

/s/ Thomas W. Smith
By: Thomas W. Smith
Its: General Partner